3Q 2004 Results Report

04045746

RECEIVED

2004 OCT 26 P 12:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Billions of KRW)

	2004 3Q	2004 2Q	2003 3Q
Sales	6,113	6,029	4,916
Gross Profit	1,537	1,508	1,121
Operating Income	355	393	185
Ordinary Income	442	672	322
Net Income	304	494	224

SUPPL

Outlook for 4Q 2004

- We expect sales in 4Q 2004 will grow 15% YoY thanks to the steady growth in handset exports (The sales amount of 4Q 2003 is 5.4 trillions of KRW).

** These third quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website: www.lge.com*

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

RECEIVED
2004 OCT 26 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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